Filed Pursuant to Rule 424(b)(5)

File No. 333-105980

Supplement to the Prospectus Supplement dated November 17, 2004 and Supplement to the Prospectus dated January 20, 2004

MBIA Inc.

5.70% Senior Notes due 2034

On November 18, 2004, we issued a press release announcing that we received identical document subpoenas that day from the Securities and Exchange Commission and the New York Attorney General’s office requesting information with respect to non-traditional or loss mitigation insurance products developed, offered or sold by us to third parties from January 1, 1998 to the present.

The subpoenas do not identify any specific transaction, and we believe the subpoenas were issued in connection with an industry-wide investigation of non-traditional insurance products. We intend to cooperate fully with the Securities and Exchange Commission and the New York Attorney General’s request for documents.

November 18, 2004